Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated August 6, 2015 and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the period ended June 30, 2015 ("Interim Financial Statements") as well as Pembina's consolidated audited annual financial statements (the "Consolidated Financial Statements") and MD&A for the year ending December 31, 2014. All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Management is responsible for preparing the MD&A. This MD&A has been reviewed and recommended by the Audit Committee of Pembina's Board of Directors and approved by its Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information") and refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP and Additional GAAP Measures."

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Other
bpd	barrels per day	B.C.	British Columbia
mbpd	thousands of barrels per day	DRIP	Premium Dividend™ and Dividend Reinvestment Plan
mbbls	thousands of barrels	IFRS	International Financial Reporting Standards
mmbbls	millions of barrels	NGL	Natural gas liquids
mboe/d	thousands of barrels of oil equivalent per day	U.S.	United States
MMcf/d	millions of cubic feet per day	WCSB	Western Canadian Sedimentary Basin
bcf/d	billions of cubic feet per day
Km	kilometre

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, reliable and environmentally responsible manner that is respectful of community stakeholders.

Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends on its common shares while enhancing the long-term value of its securities. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services;

•	Diversify the Company's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability;

•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves; and

•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Pembina is structured into four businesses: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream, which are described in their respective sections of this MD&A.

Pembina Pipeline Corporation

Financial & Operating Overview

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except where noted)	2015	2014	2015	2014
Conventional Pipelines revenue volumes (mbpd)(1)	603	573	618	563
Oil Sands & Heavy Oil contracted capacity (mbpd)	880	880	880	880
Gas Services average revenue volumes (mboe/d) net to Pembina(1)(2)	108	87	111	88
Midstream NGL sales volume (mbpd)	104	105	117	119
Total volume (mbpd)	1,695	1,645	1,726	1,650
Revenue	1,213	1,606	2,367	3,365
Net revenue(3)	351	360	726	807
Operating expenses	96	91	205	186
Realized (gain) loss on commodity-related derivative financial instruments	(4)		(22)	2
Operating margin(3)	259	269	543	619
Depreciation and amortization included in operations	55	51	109	103
Unrealized loss on commodity-related derivative financial instruments	4	4	6
Gross profit	200	214	428	516
General and administrative expenses (including depreciation)	37	35	86	72
Other (income) expenses	(2)	1	(3)	2
Net finance costs	26	48	39	109
Share of loss of investment in equity accounted investees, net of tax	3	2	5	2
Current tax expense	23	15	45	49
Deferred tax expense	70	36	93	58
Earnings	43	77	163	224
Earnings per common share – basic and diluted (dollars)	0.09	0.21	0.41	0.65
EBITDA(3)	226	235	466	551
Cash flow from operating activities	209	155	329	416
Cash flow from operating activities per common share – basic (dollars)(3)	0.62	0.48	0.97	1.30
Adjusted cash flow from operating activities(3)	176	191	389	455
Adjusted cash flow from operating activities per common share – basic (dollars)(3)	0.51	0.59	1.14	1.42
Common share dividends declared	154	140	302	274
Dividends per common share (dollars)	0.45	0.43	0.89	0.85
Preferred share dividends declared	11	7	21	13
Capital expenditures	387	298	885	585
Total enterprise value ($ billions)(3)	18	18	18	18

(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Gas Services average revenue volumes converted to mboe/d from MMcf/d at 6:1 ratio.
(3)	Refer to "Non-GAAP and Additional GAAP Measures."

Revenue in the second quarter of 2015 was $1.2 billion compared to $1.6 billion for the second quarter of 2014. Year-to-date revenue was $2.4 billion for 2015 compared to $3.4 billion for the same period in 2014. Net revenue (revenue less cost of goods sold including product purchases) was $351 million for the second quarter of 2015, compared to $360 million in 2014 and $726 million year-to-date in 2015 as compared to $807 million for the same period in 2014. The Company's Conventional Pipelines and Gas Services businesses had increases in revenue of 25 percent and 26 percent in the second quarter (28 percent and 27 percent year-to-date), respectively, over the same periods in 2014. This strong performance, combined with steady results in the Company's Oil Sands and Heavy Oil business, helped to offset decreased performance in the Company's Midstream business. The decreased performance in the Midstream business was due to lower commodity prices, with the greatest impact from propane, where the average year-to-date market price in 2015 declined by almost 60 percent compared to the same period in 2014, which overall resulted in lower consolidated revenue for the second quarter and first half of 2015 compared to the same periods in 2014.

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Operating expenses were $96 million for the second quarter of 2015 compared to $91 million during the same period of 2014. For the six months ended June 30, 2015, operating expenses were $205 million compared to $186 million in the same period of 2014. These increases in operating expenses were primarily related to increased integrity spending on the Company's pipelines and new assets in-service, offset by a reduction in operating expenses in the Company's Midstream business resulting from Pembina's sale of its non-core trucking-related assets recognized in the second quarter of 2014.

During the second quarter of 2015, operating margin was $259 million compared to $269 million in the second quarter of 2014. Stronger performance in the Conventional Pipelines and Gas Services businesses largely resulted from new assets being placed into service and realized gains on commodity-related derivative financial instruments which were offset by the decrease in the Company's Midstream business, primarily due to the impact of lower commodity prices. For the first six months of 2015, operating margin was $543 million compared to $619 million for the same period of 2014. The decrease was primarily due to the same factors mentioned above.

Depreciation and amortization included in operations during the second quarter of 2015 was $55 million compared to $51 million for the same period in 2014. This increase was primarily due to the year-over-year growth in Pembina's asset base in the Conventional Pipelines business associated with the Company's pipeline expansion projects, as well as the Vantage pipeline acquisition and the Gas Services business, offset by the reduction from disposition of its non-core trucking-related assets that was recognized in the second quarter of 2014. For the six months ended June 30, 2015, depreciation and amortization included in operations was $109 million compared to $103 million in the first half of 2014 for the same reasons noted above.

Gross profit for the second quarter of 2015 was $200 million compared to $214 million during the second quarter of 2014. This seven percent quarter-over-quarter decrease was related to lower operating margin, as previously discussed, and was coupled with increased depreciation and amortization included in operations and an unrealized loss on commodity-related derivative financial instruments. For the six months ended June 30, 2015, gross profit was $428 million compared to $516 million in the first half of 2014 for the same reasons discussed above.

For the three and six month periods ending June 30, 2015, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $34 million and $80 million compared to $33 million and $68 million during the same periods of 2014. These increases were primarily due to increased salary, benefits, and short-term share-based incentive expenses (related to the addition of new employees to support Pembina's growth) and increased rent, largely offset by decreased long-term share-based incentive expenses and reduced consulting expenses. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

Pembina generated EBITDA of $226 million and $466 million for the second quarter and first half of 2015, compared to $235 million and $551 million for the respective periods of 2014. The decreases were predominantly due to lower operating margin combined with higher general and administrative expenses in the first half of 2015.

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Net finance costs incurred during the second quarter of 2015 were $26 million compared to $48 million for the second quarter of 2014. This decrease was primarily due to fluctuations in the fair value of the conversion feature on the series E and F convertible debentures ("Conversion Feature") associated with a reduction in the number of instruments outstanding as well as changes in share price. In the second quarter of 2015, Pembina recognized a loss on revaluation of the Conversion Feature of $1 million, compared to a loss of $21 million recognized for the same period of 2014. Also contributing to lower net finance costs was a $4 million decrease in interest expense on loans and borrowings, partially offset by $2 million in foreign exchange losses realized in the second quarter of 2015. For the first six months of 2015, net finance costs were $39 million compared to $109 million for the first half of 2014. This decrease is largely attributable to the revaluation of the Conversion Feature identified above. In the first half of 2015, Pembina recognized a gain on revaluation of $10 million, compared to a loss on revaluation of $55 million in the first half of 2014. In addition, interest expense on loans and borrowings and convertible debentures decreased from $51 million in the first half of 2014 to $44 million in the first half of 2015.

Income tax expense for the second quarter of 2015 totaled $93 million, including current tax of $23 million and deferred tax of $70 million, compared to income tax expense of $51 million in 2014, including current tax of $15 million and deferred tax of $36 million. Current tax expense for 2015 was higher in the comparable period in 2014 predominantly due to higher taxable income previously deferred. The increase in deferred tax expense in the current quarter is attributable to an increase in the income tax rate. On June 18, 2015, Alberta's Finance Minister introduced Bill 2 – An Act to Restore Fairness to Public Revenue, Alberta Corporate Tax Rate Change to increase the general corporate tax rate from 10 percent to 12 percent, effective July 1, 2015 (substantively enacted June 18, 2015). Income tax expense was $138 million for the six months ended June 30, 2015, including current taxes of $45 million and deferred taxes of $93 million, compared to income tax expense of $107 million in 2014, including current taxes of $49 million and deferred taxes of $58 million in the same period of 2014. The decrease in current taxes is attributable to a decrease in income subject to tax in the first half of 2015 as compared to the prior year. The increase in deferred taxes is mainly attributable to the increase in the provincial income tax rate, as noted above.

The Company's earnings were $43 million ($0.09 per common share) during the second quarter of 2015 compared to $77 million ($0.21 per common share) in the same period of 2014. Higher gross profit in the Conventional Pipelines and Gas Services businesses and lower net finance costs were more than offset by lower gross profit in the Midstream business, and increased deferred tax expense, as explained above. Earnings were $163 million ($0.41 per common share) during the first half of 2015 compared to $224 million ($0.65 per common share) during the same period of the prior year. The year-to-date decrease was due to the same factors noted above. On a year-to-date basis, earnings attributable to common shareholders net of dividends attributable to preferred shareholders are $139 million (2014: $209 million).

Cash flow from operating activities for the second quarter of 2015 was $209 million ($0.62 per common share – basic and diluted) compared to $155 million ($0.48 per common share – basic and diluted) during the second quarter of 2014. Decreased interest paid and increased change in non-cash working capital in the 2015 period compared to the respective period in 2014 were offset by higher taxes paid and decreased operating margin. For the six months ended June 30, 2015, cash flow from operating activities was $329 million ($0.97 per common share - basic) compared to $416 million ($1.30 per common share - basic) during the same period last year, largely as a result of decreased operating margin and increased taxes paid in 2015, offset by a decreased change in non-cash working capital.

Adjusted cash flow from operating activities for the second quarter of 2015 was $176 million ($0.51 per common share – basic) compared to $191 million ($0.59 per common share – basic) during the second quarter of 2014. For the six months ended June 30, 2015, adjusted cash flow from operating activities was $389 million ($1.14 per common share - basic) compared to $455 million ($1.42 per common share - basic) during the same period last year. The decreases for the three and six month periods were primarily due to lower operating margin, increased tax expenses and preferred share dividends.

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Second quarter and year-to-date 2015 per share numbers were impacted by increased common shares outstanding due to the DRIP, debenture conversions and share-based payment transactions.

Operating Results

	3 Months Ended June 30 (unaudited)				6 Months Ended June 30 (unaudited)
	2015		2014		2015		2014
($ millions)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)
Conventional Pipelines	152	102	122	77	306	200	239	154
Oil Sands & Heavy Oil	50	35	48	33	105	70	100	67
Gas Services	49	35	39	26	103	72	81	55
Midstream	99	86	151	131	212	199	387	340
Corporate	1	1		2		2		3
Total	351	259	360	269	726	543	807	619

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Conventional Pipelines

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except where noted)	2015	2014	2015	2014
Average revenue volumes (mbpd)(1)	603	573	618	563
Revenue	152	122	306	239
Operating expenses	50	44	106	84
Realized loss on commodity-related derivative financial instruments		1		1
Operating margin(2)	102	77	200	154
Depreciation and amortization included in operations	19	1	38	14
Unrealized gain on commodity-related derivative financial instruments	(3)	(1)	(2)	(2)
Gross profit	86	77	164	142
Capital expenditures	169	92	454	233

(1)	Revenue volumes are equal to contracted and interruptible volumes.

(2)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina's Conventional Pipelines business comprises a well-maintained and strategically located 8,908 km pipeline network that transports hydrocarbon products and extends across much of Alberta and parts of B.C., Saskatchewan and North Dakota. The primary objectives of this business are to provide safe, responsible and reliable transportation services for customers, pursue opportunities for increased throughput, and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding its pipeline systems, managing revenue and following a disciplined approach to its operating expenses.

Operational Performance

During the second quarter of 2015, Conventional Pipelines' revenue volumes averaged 603 mbpd. This represents an increase of approximately five percent compared to the same period of 2014, when average revenue volumes were 573 mbpd. On a year-to-date basis in 2015, revenue volumes averaged 618 mbpd compared to 563 mbpd the first half of 2014. This incremental volume was primarily due to several factors, including:

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Pembina Pipeline Corporation

•	The completion of Pembina's Phase I crude oil, condensate and NGL pipeline expansions (the "Phase I Expansions") and the associated contracted volumes, which were placed into service in December 2013. The additional volumes increased over time as new connections were placed into service during 2014, as well as higher capacity utilization realized in the first six months of 2015;
•	The completion of Pembina's Phase II crude oil and condensate expansion ("Phase II LVP"), which was placed into service in April 2015, and which allowed for the receipt of higher volumes at Pembina's existing connections and truck terminals;
•	The addition of the Vantage pipeline, which began transporting volumes during the latter part of the fourth quarter of 2014; and,
•	New storage facilities and portions of pipeline associated with its other expansion programs, which Pembina commissioned during the first quarter of 2015, also contributed to increased mainline throughput.

Volumes in the second quarter of 2015 were affected by decreases due to construction and operational outages.

Financial Performance

During the second quarter of 2015, Conventional Pipelines generated revenue of $152 million, 25 percent higher than the $122 million generated in the same quarter of the previous year. For the first six months of 2015, revenue was $306 million compared to $239 million for the same period in 2014. These increases were primarily the result of higher volumes, as discussed above, and are associated with the Phase I Expansions, Phase II LVP expansion and new connections being placed into service as well as revenue associated with the Vantage pipeline. In addition, certain service toll increases on the Company's various systems were placed into effect in the first and second quarters of 2015, contributing to higher revenue during the first half of the year.

During the second quarter of 2015, operating expenses were $50 million compared to $44 million in the second quarter of 2014 and $106 million for the six months ended June 30, 2015 compared to $84 million in the same period of 2014. These increases were primarily the result of higher integrity spending to maintain safe operations on Pembina's gathering systems, operating expenditures associated with the Phase I Expansions and the Phase II LVP expansion, as well as the addition of the Vantage pipeline.

As a result of higher revenue, which was partially offset by an increase in operating expenses, operating margin was $102 million in the second quarter of 2015, 32 percent higher than the $77 million recorded for the same period of 2014. Operating margin was $200 million for the first half of 2015, 30 percent higher than the $154 million recorded for the first six months of 2014.

Depreciation and amortization included in operations during the second quarter of 2015 was $19 million compared to $1 million during the same period of the prior year. The increase was largely due to the $8 million reduction of depreciation due to a remeasurement of the decommissioning provision in excess of the carrying amount of assets in 2014, as well as additional in-service assets, as discussed above, and the Vantage pipeline assets acquired in the fourth quarter of 2014. Depreciation and amortization included in operations for the six months ended June 30, 2015 was $38 million compared to $14 million in the first half of 2014. The year-to-date increase in 2015 was due to the same factors noted above.

For the three and six months ended June 30, 2015, gross profit was $86 million and $164 million respectively, compared to $77 million and $142 million for the same period of 2014. These increases were due to higher operating margin which was partially offset by increased depreciation and amortization included in operations, as discussed above.

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Capital expenditures for the second quarter and first half of 2015 totalled $169 million and $454 million, respectively, compared to $92 million and $233 million for the same period of 2014. The majority of this spending relates to Pembina's pipeline expansion projects which are described below.

New Developments

Pembina continued to make substantial progress on its Phase II crude oil, condensate and NGL expansions ("Phase II Expansions"). On April 24, 2015, Pembina placed its Phase II LVP expansion into service, which added an incremental 55 mbpd on the Company's Peace pipeline system and brought total capacity on this line to 250 mbpd.

For the high vapour pressure ("HVP"), or NGL, portion of the Phase II Expansions ("Phase II HVP"), construction is 80 percent complete and 90 percent of the project-related costs have been secured. The Phase II HVP project is continuing to track on budget with initial commissioning anticipated in the third quarter of 2015 and the expectation of being fully operational in the fourth quarter of this year. Once complete, the Phase II HVP expansion will add 53 mbpd to the Company's Peace and Northern NGL pipeline systems and bring total NGL capacity on these lines to 220 mbpd.

Earlier this year, Pembina brought into service a 35 km 16-inch pipeline segment from Lator to Simonette, as part of the Phase III pipeline expansion ("Phase III Expansion"). In late April, Pembina also placed in-service a 35 km 16-inch pipeline segment from Kakwa to Lator. To date, the Company has completed over 15 percent of the overall Phase III Expansion program.

The Phase III Expansion also includes two pipelines between Fox Creek and Namao, Alberta (one 16-inch diameter and one 24-inch diameter) which would provide an initial combined capacity of 420 mbpd and an ultimate capacity of over 680 mbpd with the addition of midpoint pump stations. The Alberta Energy Regulator ("AER") has changed the hearing date relating to the Fox Creek to Namao portion of the Phase III Expansion from July 2015 to October 2015. According to AER guidelines, Pembina expects to receive a decision from the AER within 90 days after the hearing is concluded. Subject to regulatory and environmental approvals, the Company anticipates an in-service date between late-2016 and mid-2017 for these two pipelines.

As part of the Company's plans to expand its gathering presence in Alberta and B.C., Pembina announced in May 2015 that it plans to construct a new pipeline lateral in the Karr area of Alberta (the "Karr Lateral") to service production from the Montney resource play which will access the Company's Phase III Expansion. The Karr Lateral is expected to cost $55 million, with a design capacity of 30 mbpd and is underpinned by long-term, fee-for-service agreements, which include substantial take-or-pay commitments. A portion of the volume under contract will be incremental to Pembina’s previously disclosed committed volumes. Subject to regulatory and environmental approvals, the Karr Lateral is expected to be in-service early-2016.

Pembina also completed and commissioned its lateral in the Willesden Green area of Alberta at the end of May 2015, further supporting the Company's other pipeline expansion initiatives.

Pembina is continuing work on the $220 million expansion to its pipeline infrastructure in northeast B.C. (the "NEBC Expansion"). The NEBC Expansion, which is underpinned by a long-term, cost-of-service agreement with an anchor tenant, will transport condensate and NGL for various producers in the liquids-rich Montney resource play. Currently, 60 percent of engineering design is completed and subject to regulatory and environmental approvals, Pembina anticipates bringing the NEBC Expansion on-stream in late-2017.

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As announced in February 2015, Pembina plans to expand the Vantage pipeline system for an estimated capital cost of $85 million (the "Vantage Expansion"). Supported by a long-term, fee-for-service agreement with a take-or-pay component, the Vantage Expansion will increase the mainline capacity from 40 mbpd to 68 mbpd through the addition of mainline pump stations and the construction of a gathering lateral. To-date, all long lead materials have been ordered and the project is tracking on schedule and on budget. Subject to regulatory and environmental approvals, the Vantage Expansion is expected to be in-service in early-2016.

Pembina has been successful in its commercial efforts to secure the majority of its existing crude oil and condensate volumes under long-term, firm-service contracts. In aggregate and including contracted volumes on the Vantage pipeline, Pembina has now secured 767 mbpd of crude oil, condensate and NGL across its Conventional Pipelines business.

Pembina’s projects and existing pipeline networks continue to have expansion capacity available to meet the needs of future developments currently under evaluation by its customers. Capacity increases to meet the Company's customers' existing and future demands can be achieved through simple upgrades, such as adding new pump stations that can be installed within 12 to 18 months. Adding pump stations to the Phase III Expansion could increase capacity from 420 mbpd to approximately 680 mbpd for an aggregate capacity on the Peace and Northern systems of approximately 1,200 mbpd.

Oil Sands & Heavy Oil

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except where noted)	2015	2014	2015	2014
Contracted capacity (mbpd)	880	880	880	880
Revenue	50	48	105	100
Operating expenses	15	15	35	33
Operating margin(1)	35	33	70	67
Depreciation and amortization included in operations	5	3	9	8
Gross profit	30	30	61	59
Capital expenditures	2	20	7	25

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of crude oil for Syncrude Canada Ltd. (via the Syncrude Pipeline) and Canadian Natural Resources Ltd.'s Horizon Oil Sands operation (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Nipisi and Mitsue pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta, and the Cheecham Lateral, which transports synthetic crude to oil sands producers operating southeast of Fort McMurray, Alberta. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has 880 mbpd of capacity, including the Horizon Expansion (see New Developments), under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from this business is primarily driven by the amount of capital invested and is predominantly not sensitive to fluctuations in operating expenses or actual throughput.

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Financial Performance

The Oil Sands & Heavy Oil business realized revenue of $50 million in the second quarter of 2015 compared to $48 million during the second quarter of 2014. Second quarter revenue in 2015 increased four percent from the prior period due to increased interruptible volumes and higher flow-through operating expenses, primarily integrity and geotechnical work, which are eligible to be recovered under Pembina's contractual arrangements with its customers. Year-to-date revenue in 2015 was $105 million compared to $100 million for the first half of 2014 largely due to increased integrity work, which was partially offset by lower power costs.

Operating expenses were $15 million during the second quarter of 2015, unchanged from the second quarter of 2014. For the first six months of 2015, operating expenses were $35 million compared to $33 million for the same period in 2014. Increased costs were largely attributable to scheduled integrity work and other repair and maintenance activities which were partially offset by lower power prices compared to the same period of the prior year.

For the second quarter and six months ended June 30, 2015, operating margin was $35 million and $70 million, respectively, compared to $33 million and $67 million for the same periods in 2014. This increase was primarily due to greater interruptible volumes.

Depreciation and amortization included in operations during the second quarter and first half of 2015 was $5 million and $9 million, relatively consistent with the $3 million and $8 million recorded in the same periods of 2014.

For the three and six months ended June 30, 2015, gross profit was $30 million and $61 million compared to $30 million and $59 million during the three and six months ended June 30, 2014 as a result of the factors discussed above.

New Developments

On June 4, 2015, Pembina announced that it will expand its existing Horizon Pipeline System (the "Horizon Expansion"), underpinned by a fixed return long-term agreement with Canadian Natural Resources Limited, for an estimated capital cost of $125 million. The Horizon Expansion will increase the pipeline's capacity up to 250 mbpd, which will be achieved by upgrading mainline pump stations and other facility modifications, as required. Subject to regulatory and environmental approvals, the Horizon Expansion is expected to be in service mid-2016.

Gas Services

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except where noted)	2015	2014	2015	2014
Average revenue volumes (MMcf/d) net to Pembina(1)(2)	647	522	663	525
Average revenue volumes (mboe/d)(3) net to Pembina(1)	108	87	111	88
Revenue	49	39	103	81
Operating expenses	14	13	31	26
Operating margin(4)	35	26	72	55
Depreciation and amortization included in operations	7	4	15	10
Gross profit	28	22	57	45
Capital expenditures	64	85	136	157

(1)	Revenue volumes are equal to contracted and interruptible volumes.

(2)	Volumes at Musreau exclude deep cut recorded as those volumes are counted when they are recorded through the shallow cut portion of the plant.

(3)	Average revenue volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

(4)	Refer to "Non-GAAP and Additional GAAP Measures."

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Business Overview

Pembina's operations include a growing natural gas gathering and processing business, which is strategically-positioned in active and emerging NGL-rich plays in the WCSB and is integrated with Pembina's other businesses. Gas Services provides gas gathering, compression, and both shallow and deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The NGL extracted through this business' facilities are transported by Pembina's Conventional Pipelines business on its Peace pipeline system. Operating assets within Gas Services include:

•	Pembina's Cutbank Complex – located near Grand Prairie, Alberta, this facility includes four shallow cut sweet gas processing plants (the Cutbank Gas Plant, the Musreau Gas Plant, the Musreau II Facility and the Kakwa Gas Plant) and one deep cut gas processing plant (the Musreau Deep Cut Facility). In total, the Cutbank Complex has 525 MMcf/d of processing capacity (468 MMcf/d net to Pembina) and 205 MMcf/d of ethane-plus extraction capacity (net to Pembina). The Cutbank Complex also includes approximately 350 km of gathering pipelines.
•	Pembina's Saturn I Facility – located near Hinton, Alberta, this facility includes 200 MMcf/d of ethane-plus extraction capacity as well as approximately 25 km of gathering pipelines.
•	Pembina's Resthaven Facility – located near Resthaven, Alberta, this facility includes 200 MMcf/d (134 MMcf/d net to Pembina) of extraction capacity.

The Company continues to progress construction and development of numerous other facilities in its Gas Services business to meet the growing needs of producers in west central Alberta and Saskatchewan, as discussed in more detail below.

Operational Performance

Within its Gas Services business, average revenue volumes, net to Pembina, were 647 MMcf/d during the second quarter of 2015, approximately 24 percent higher than the 522 MMcf/d recorded during the second quarter of 2014. On a year-to-date basis in 2015, volumes have increased over 26 percent compared to the first half of last year. Higher volumes were primarily related to the addition of the Resthaven Facility, which was placed into service in October 2014 and the Musreau II Facility, which was placed into service in December 2014. Overall, Pembina continues to benefit from producer activity focused on liquids-rich natural gas in the areas surrounding its assets, although increased throughput was partially offset from lower interruptible service volumes at the Company's deep cut facilities due to lower NGL pricing and limited fractionation capacity industry wide.

Financial Performance

Gas Services contributed $49 million in revenue during the second quarter of 2015, up from $39 million in the second quarter of 2014. For the first half of the year, revenue was $103 million compared to $81 million in the same period of 2014. These 26 percent and 27 percent increases primarily reflect the new facilities that were placed into service in this business, as discussed above.

During the second quarter of 2015, Gas Services incurred operating expenses of $14 million compared to $13 million in the second quarter of 2014. Year-to-date operating expenses totalled $31 million, up from $26 million during the same period of the prior year. The quarterly and year-to-date increases were mainly due to additional operating costs associated with the Resthaven and Musreau II facilities being placed into service, partially offset by lower power costs and operational efficiencies gained at the Cutbank Complex with the addition of the Musreau II Facility.

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Pembina Pipeline Corporation

Gas Services realized operating margin of $35 million in the second quarter and $72 million in the first half of 2015 compared to $26 million and $55 million during the same periods of the prior year. These increases were primarily due to the addition of new assets, which was partially offset by lower interruptible volumes as discussed above.

Depreciation and amortization included in operations during the second quarter and first half of 2015 totalled $7 million and $15 million, respectively, compared to $4 million and $10 million during the same periods of the prior year. These increases were primarily attributable to the addition of new assets.

For the three months ended June 30, 2015, gross profit was $28 million compared to $22 million in the same period of 2014. On a year-to-date basis, gross profit was $57 million compared to $45 million during the first half of 2014.These increases reflect higher operating margin, partially offset by slightly higher depreciation and amortization included in operations, during the 2015 period compared to the same period of 2014, primarily resulting from new assets being placed into service.

For the first six months of 2015, capital expenditures within Gas Services totalled $136 million compared to $157 million during the same period of 2014. Capital spending in 2015 is largely to advance construction at the Saskatchewan Ethane Extraction Plant ("SEEP"), Saturn II, Musreau III and the Resthaven Expansion (defined below). In 2014, capital spending had been directed towards Resthaven, Musreau II and Saturn II.

New Developments

During the second quarter of 2015, Pembina continued to advance its growth projects within the Gas Services business.

Plant site construction is over 90 percent complete at SEEP. The project is currently under budget and on schedule and is expected to be in-service by the end of August 2015.

Construction of Pembina's Saturn II Facility, a 200 MMcf/d 'twin' of the Company's Saturn I Facility ("Saturn II"), is expected to be commissioned and placed into service on schedule by the end of August 2015 and is anticipated to be completed under budget. To-date, the Company has completed approximately 90 percent of site construction.

Pembina has ordered all major equipment for the 100 MMcf/d expansion of its Resthaven Facility (the "Resthaven Expansion") and plant construction has now commenced. The gathering pipeline associated with the Resthaven Expansion is over 70 percent installed with all major river crossings completed. Pembina expects the gathering pipeline, which is underpinned by a cost-of-service agreement, to be in-service in September 2015 and the expansion of the Resthaven facility, which is underpinned by a fee-for-service agreement with a substantial take-or-pay component, to be in-service in mid-2016.

The Company's 100 MMcf/d shallow cut facility, being built adjacent to Pembina's existing Musreau I and Musreau II facilities (the "Musreau III Facility"), has received regulatory and environmental approvals. All major equipment has been ordered, 75 percent of project engineering is complete and plant site construction is now over 10 percent complete. Pembina anticipates bringing the Musreau III Facility, which is underpinned by long-term, take-or-pay agreements, on-stream in mid-2016.

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Pembina Pipeline Corporation

Once the facilities under development described above are in-service, Pembina expects Gas Services' processing capacity to reach 1.5 bcf/d (net to Pembina), including ethane-plus extraction capacity of 870 MMcf/d (net to Pembina). The volumes from Pembina's existing assets and those under development will be processed largely on a contracted, fee-for-service basis and could result in 70 mbpd of NGL, subject to gas compositions, and could be transported for additional toll revenue on Pembina's Conventional Pipelines. Volumes from these projects support Pembina's pipeline expansion plans as discussed under "Conventional Pipelines."

Midstream

	3 Months Ended June 30(1) (unaudited)		6 Months Ended June 30(1) (unaudited)
($ millions, except where noted)	2015	2014	2015	2014
NGL sales volume (mbpd)	104	105	117	119
Revenue	988	1,409	1,899	2,970
Cost of goods sold, including product purchases	889	1,258	1,687	2,583
Net revenue(2)	99	151	212	387
Operating expenses	17	21	35	46
Realized (gain) loss on commodity-related derivative financial instruments	(4)	(1)	(22)	1
Operating margin(2)	86	131	199	340
Depreciation and amortization included in operations	23	43	46	71
Unrealized loss on commodity-related derivative financial instruments	7	5	8	2
Gross profit	56	83	145	267
Capital expenditures	137	88	260	153

(1)	Share of loss of investment in equity accounted investees not included in these results.
(2)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream assets include 17 truck terminals (three of which are capable of emulsion treatment and water disposal) and terminalling at downstream hub locations at the Pembina Nexus Terminal ("PNT"), which features storage and terminal connectivity. PNT includes: 21 inbound pipeline connections; 13 outbound pipeline connections; in excess of 1.2 mmbpd of crude oil and condensate supply connected to the terminal; and 310 mbbls of surface storage in and around the Edmonton and Fort Saskatchewan, Alberta areas.

•	NGL midstream includes two NGL operating systems – Redwater West and Empress East.

o	The Redwater West NGL system ("Redwater West") includes the 750 MMcf/d (322.5 MMcf/d net to Pembina) Younger extraction and fractionation facility in B.C.; a 73 mbpd NGL fractionator and 8.4 mmbbls of finished product cavern storage at Redwater, Alberta; and third-party fractionation capacity in Fort Saskatchewan, Alberta. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater site is Pembina's rail-based terminal which services Pembina's proprietary and customer needs for importing and exporting NGL products and crude oil.

o	The Empress East NGL system ("Empress East") includes 2.3 bcf/d of capacity in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity and 1.1 mmbbls of cavern storage in Sarnia, Ontario; and 5.1 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into Alberta markets. The remaining NGL mix is transported by pipeline to Sarnia, Ontario for further fractionation, distribution and sale.

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Pembina Pipeline Corporation

The financial performance of Pembina's Midstream business can be affected by seasonal demands for products and other market factors. In NGL midstream, propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Condensate, butane and ethane are generally sold rateably throughout the year. See "Risk Factors" in Pembina's MD&A for the year ended December 31, 2014 for more information.

Operational & Financial Performance

In the Midstream business, revenue was $1.0 billion and $1.9 billion during the second quarter and first six months of 2015, respectively, as compared to $1.4 billion and $3.0 billion in the same periods of 2014. Pembina generated net revenue of $99 million during the second quarter of 2015 compared to $151 million during the second quarter of 2014. Year-to-date net revenue (revenue net of cost of goods sold including product purchases) was $212 million in 2015 compared to $387 million in 2014. These decreases in net revenue were primarily due to lower commodity prices (particularly the weaker period-over-period propane prices) and tighter price differentials across all commodities during the first and second quarters of 2015, combined with the sale of the Company's non-core trucking-related subsidiary in the second quarter of 2014, which was partially offset by revenue from new assets being placed in-service.

Operating expenses during the second quarter and first half of 2015 were $17 million and $35 million, respectively, compared to $21 million and $46 million in the comparable periods of 2014. The decrease was largely due to the Company's sale of its non-core trucking-related subsidiary, as discussed above, which was partially offset by increased expenses relating to new in-service assets.

Operating margin was $86 million during the second quarter of 2015 and $199 million during the first half of the year compared to $131 million and $340 million in the respective periods of 2014. The decrease during the second quarter and first half of 2015 was primarily due to lower net revenue due to lower commodity prices, as discussed above.

The Company's crude oil midstream operating margin was $46 million in the second quarter of 2015 compared to $54 million in the same period of 2014. For the first half of the year, crude oil midstream operating margin totalled $90 million compared to $105 million during the same period of the prior year. The decrease was largely due to the factors which impacted net revenue, particularly lower crude oil prices and narrower differentials.

Operating margin for Pembina's NGL midstream activities was $40 million for the second quarter of 2015 compared to $77 million for the second quarter of 2014. For the six months ended June 30, 2015, operating margin for NGL midstream was $109 million compared to $235 million for the same period of 2014. These decreases were largely a result of lower margins due to significantly weaker commodity prices especially for propane and butane, where propane market prices declined by almost 60 percent during the first half of 2015 compared to the same period in 2014.

Depreciation and amortization included in operations for Pembina's Midstream business during the second quarter of 2015 totalled $23 million compared to $43 million in the second quarter of 2014. Year-to-date depreciation and amortization included in operations totaled $46 million, down from $71 million during the first half of 2014. The quarterly and year-to-date decreases are primarily due to decreased amortization expenses associated with intangible assets which became fully depreciated in the prior year.

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Pembina Pipeline Corporation

For the three and six months ended June 30, 2015, gross profit in this business was $56 million and $145 million compared to $83 million and $267 million during the same periods in 2014. These decreases were due to the same factors which impacted net revenue, operating expenses, operating margin and depreciation and amortization included in operations, as noted above.

For the six months ended June 30, 2015, capital expenditures within the Midstream business totalled $260 million compared to $153 million during the same period of 2014. Capital spending in this business in the first half of 2015 was primarily directed towards the development of Pembina's second and third fractionators ("RFS II" and "RFS III", as described below), as well as NGL storage caverns and associated infrastructure. Capital was also spent to progress above ground storage at the Edmonton North Terminal and the preliminary work for the Company's proposed Canadian Diluent Hub. Capital expenditures in 2014 were primarily related to development of RFS II, above ground storage in the Edmonton area and completion of the Cynthia Full Service Terminal.

New Developments

Pembina continues to progress construction of RFS II, its second 73 mbpd ethane-plus fractionator, at the Company's Redwater site. All major equipment has been set on site, module fabrication is finished and site construction is currently 80 percent complete. Pembina anticipates RFS II will be on-stream in the first quarter of 2016.

Pembina is also advancing RFS III, its third fractionator at Redwater, which will have propane-plus capacity of 55 mbpd. RFS III has now received regulatory and environmental approval and over 75 percent of long lead items have been ordered. Pembina expects RFS III to be in-service in the third quarter of 2017 and, once complete, Pembina's Redwater site will be the largest fractionation facility in Canada with a total of 210 mbpd of fractionation capacity.

On May 21, 2015, Pembina announced plans to provide terminalling services for the North West Redwater Partnership (“North West”) with respect to North West’s planned refinery (the "Sturgeon Refinery") for an expected capital cost of $180 million. Underpinned by a 30-year fixed return agreement and a 10-year NGL mix purchase and sale agreement related to the Company’s third Redwater fractionator, the terminalling services include truck and rail loading, storage, as well as handling and processing equipment for a variety of products delivered from North West. Subject to regulatory and environmental approvals, the facilities are expected to be in-service mid-2017.

Site preparation at the Company's proposed Canadian Diluent Hub ("CDH") is on-going. Subject to further regulatory and environmental approvals, Pembina anticipates phasing in additional connections to various condensate delivery systems with a view to achieving full connectivity and service offerings at CDH in mid-2017.

At its Edmonton North Terminal ("ENT"), Pembina continues to advance construction of three new above ground storage tanks with a total working capacity of 550 mbbls. Hydrotesting of the tanks is now complete and internal and external coating work has begun. The project is on schedule to be in-service in mid-2016.

At its storage and terminalling facilities in Corunna, Ontario, Pembina is progressing a number of initiatives including the installation of a new brine pond, upgrades to its rail rack and construction of a new propane truck rack to meet increased demand for services. Detailed engineering and procurement of long-lead items are almost complete and ground work is now finished on the brine pond. The overall project is expected to be completed in early-2016.

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Pembina Pipeline Corporation

During the second quarter, Pembina signed a long-term agreement with a third party for one of its in-development underground hydrocarbon storage caverns expected to be in service in early-2016.

Pembina continues to progress its proposed 37 mbpd west coast propane export terminal under an agreement to complete due diligence work at the Terminal 6 site of the Port of Portland, Oregon. Since the original project announcement in September 2014, Pembina's project team has conducted consultation with community, regulatory and special interest groups; completed three public hearings; and significantly progressed detailed engineering design work to support a number of permit applications the Company expects to submit throughout late-2015 and early-2016. Pembina received an affirmative vote from the Portland Planning and Sustainability Commission to move the approval process to the Portland City Council. Pembina has been given no specific timeframe when the approval process will be considered by the Portland City Council.

Financing Activity

On April 10, 2015, Pembina closed a $225 million offering of 9 million cumulative redeemable rate reset class A preferred shares, Series 9 (the "Series 9 Preferred Shares") at a price of $25.00 per share. The Series 9 Preferred Shares began trading on the Toronto Stock Exchange on April 10, 2015 under the symbol PPL.PR.I.

On April 16, 2015, Pembina increased the available funds under its unsecured revolving credit facility (the "Facility") to $2 billion and retained the accordion feature for an additional $750 million at Pembina's option. The Facility maturity date was also extended to May 31, 2020.

On June 16, 2015, Pembina closed an offering of $600 million of senior unsecured medium-term notes. The offering was conducted in two tranches: gross proceeds of $500 million in senior unsecured medium-term notes, Series 6, having a fixed coupon of 4.24 percent per annum, paid semi-annually, and which mature on June 15, 2027 and gross proceeds of $100 million through the re-opening of Pembina's Series 3, 4.75 percent medium-term notes, which mature April 30, 2043.

Liquidity & Capital Resources

($ millions)	June 30, 2015 (unaudited)	December 31, 2014 (unaudited)
Working capital(1)	188	(22)
Variable rate debt(2)
Bank debt		510
Total variable rate debt outstanding		510
Fixed rate debt(2)
Senior unsecured notes	467	467
Senior unsecured medium-term notes	2,700	1,500
Total fixed rate debt outstanding (average of 4.53%)	3,167	1,967
Convertible debentures(2)	402	410
Finance lease liability	11	10
Total debt and debentures outstanding	3,580	2,897
Cash and unutilized debt facilities	2,234	1,073

(1)	As at June 30, 2015, working capital includes $5 million (December 31, 2014: $4 million) associated with the current portion of loans and borrowings.
(2)	Face value.

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Pembina Pipeline Corporation

Pembina anticipates cash flow from operating activities will be more than sufficient to meet its short-term operating obligations and fund its targeted dividend level. Global economic conditions have had a downward effect on commodity pricing; however, Pembina's business model is largely comprised of cash flow derived from fee-for-service arrangements, which continued to help mitigate the impact of the market downturn. Pembina believes that its reliable cash flow, limited commodity exposure (with the exception of portions of its Midstream business) and strong credit profile will enable it to preserve its financial strength into the foreseeable future, particularly as the Company brings its over $6 billion of long-term, fee-for-service-based projects into service throughout the 2015 to late-2017 timeframe. In the short-term, Pembina expects to source funds required for capital projects from cash and cash equivalents, recently increased debt facilities and the DRIP. Further, based on its successful access to financing in the debt and equity markets recently and over the past several years, Pembina believes it should continue to have access to funds at attractive rates, if and when required, despite the recent weakened industry and commodity price environment. Refer to "Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2014 for more information. Management remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity.

Pembina's credit facilities at June 30, 2015 consisted of an unsecured $2 billion (2014: $1.5 billion) revolving credit facility which maturity was extended in April 2015 to May 2020 and an operating facility of $30 million (2014: $30 million) due May 2016, which is expected to be renewed on an annual basis. On April 16, 2015, Pembina increased the available funds of its revolving unsecured credit facility to $2 billion and retained an accordion feature, at Pembina's option, for an additional $750 million. Borrowings on the revolving credit facility and the operating facility bear interest at prime lending rates plus nil to 1.25 percent (2014: nil to 1.25 percent) or Bankers' Acceptances rates plus 1.00 percent to 2.25 percent (2014: 1.00 to 2.25 percent). Margins on the credit facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of these facilities. As at June 30, 2015, Pembina had $2.2 billion (December 31, 2014: $1.1 billion) of cash and unutilized debt facilities. At June 30, 2015, Pembina had loans and borrowings (excluding amortization, letters of credit and finance lease liabilities) of $3.2 billion (December 31, 2014: $2.5 billion). Pembina's senior loans and borrowings to total consolidated capitalization at June 30, 2015 was 31 percent (December 31, 2014: 27 percent). Pembina also had an additional $31 million (December 31, 2014: $38 million) in letters of credit issued in a separate demand letter of credit facility. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. Pembina's covenants include a requirement to maintain funded loans and borrowings below 70 percent of total consolidated capitalization, as well as requirements to maintain its loans and borrowings to consolidated capitalization ratio and EBITDA (refer to "Non-GAAP and Additional GAAP Measures") to senior loans and borrowings interest coverage ratio below certain percentages specified in the agreements. Pembina was in compliance with all covenants under its notes and facilities as at the quarter ended June 30, 2015 (December 31, 2014 – in compliance).

During the second quarter of 2015, $1.4 million of Pembina's convertible debentures (face value) were converted into 51 thousand common shares.

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Pembina Pipeline Corporation

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Series 1, Series 3, Series 5, Series 7 and Series 9 Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Class A preferred shares, Series 1, Series 3, Series 5, Series 7 and Series 9 is P-3.

Capital Expenditures

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions)	2015	2014	2015	2014
Development capital
Conventional Pipelines	169	92	454	233
Oil Sands & Heavy Oil	2	20	7	25
Gas Services	64	85	136	157
Midstream	137	88	260	153
Corporate/other projects	15	13	28	17
Total development capital	387	298	885	585

For the three months ended June 30, 2015, capital expenditures were $387 million compared to $298 million during the same three month period of 2014. During the first half of 2015, capital expenditures were $885 million compared to $585 million during the same six month period in 2014. The majority of the capital expenditures in the second quarter and first half of 2015 were incurred in Pembina's Conventional Pipelines, Midstream, and Gas Services businesses. Conventional Pipelines' capital expenditures were primarily incurred to complete the Phase II LVP expansion and progress the Phase II HVP expansion and the Phase III Expansions. Midstream's capital expenditures were primarily directed towards RFS II and RFS III, cavern development, above ground storage and related infrastructure at the Redwater facility. Gas Services' capital was deployed to progress SEEP, the Saturn II Facility, the Musreau III Facility and the Resthaven Expansion.

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Pembina Pipeline Corporation

Contractual Obligations at June 30, 2015

($ millions)	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Operating and finance leases(1)	857	77	188	178	414
Loans and borrowings(2) (4)	5,331	144	287	544	4,356
Convertible debentures(2)	516	24	71	181	240
Construction commitments(3)(5)	2,026	1,847	179
Provisions	411		34	3	374
Total contractual obligations(2)	9,141	2,092	759	906	5,384

(1)	Includes office space, vehicles and over 3,500 rail car leases supporting future propane transportation in the Midstream business (approximately 3,500 rail car leases at June 30, 2015).
(2)	Excluding deferred financing costs.
(3)	Excluding significant projects that are awaiting regulatory approval.
(4)	Including interest payments on senior unsecured notes.
(5)	Including investment commitments to equity accounted investees of $2 million.

Pembina is, subject to certain conditions, contractually committed to the construction and operation of the Saturn II Facility, the Musreau III Facility, the Resthaven Expansion, SEEP, RFS II, RFS III, the Phase II HVP expansion, the Phase III Expansions, the NEBC Expansion and the Vantage Expansion, as well as certain pipeline connections and laterals and select caverns at the Company's Redwater site. See "Forward-Looking Statements & Information" and "Liquidity & Capital Resources."

The Company has estimated the net present value of its total decommissioning obligations based on a total future liability of $411 million (December 31, 2014: $410 million). The Company applied a 2 percent inflation rate per annum (December 31, 2014: 2 percent) and a risk free rate of 2.31 percent (December 31, 2014: 2.33 percent) to calculate the present value of the decommissioning provision.

Dividends

Common Share Dividends

Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which considers earnings, capital requirements, the financial condition of Pembina and other relevant factors.

Pembina announced on May 5, 2015, that it increased its monthly dividend on its common shares by 5.2 percent from $0.145 per common share per month (or $1.74 annualized) to $0.1525 per common share per month (or $1.83 annualized) effective as of the May 25, 2015 record date.

Preferred Share Dividends

The holders of Pembina's preferred shares are entitled to receive fixed cumulative dividends payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period for each series of preferred share.

DRIP

Eligible Pembina shareholders have the opportunity to receive, by reinvesting the cash dividends declared payable by Pembina on their common shares, either (i) additional common shares at a discounted subscription price equal to 95 percent of the Average Market Price (as defined in the DRIP), pursuant to the "Dividend Reinvestment Component" of the DRIP, or (ii) a premium cash payment (the "Premium Dividend™") equal to 102 percent of the amount of reinvested dividends, pursuant to the "Premium Dividend™ Component" of the DRIP. Additional information about the terms and conditions of the DRIP can be found at www.pembina.com.

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Pembina Pipeline Corporation

Participation in the DRIP for the second quarter of 2015 was 61 percent of common shares outstanding. Proceeds for the second quarter of 2015 totalled $92 million.

Related Party Transactions

At June 30, 2015, Pembina had no transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment or directorship agreements.

Critical Accounting Judgments and Estimates

Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Pembina's consolidated financial statements and MD&A for the year ending December 31, 2014. The preparation of consolidated financial statements in conformity with GAAP requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the six months ended June 30, 2015.

Changes in Accounting Policies

New standards adopted in 2015

The following amendments to existing standards issued by the International Accounting Standards Board ("IASB") were adopted as of January 1, 2015, without any material impact to Pembina's Interim Financial Statements: IAS 24 Related Party Disclosures and IFRS 8 Operating Segments.

New standards and interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee ("IFRIC") and are effective for accounting periods beginning on or after January 1, 2016. These standards have not been applied in preparing these Interim Financial Statements. Those which may be relevant to Pembina are described below:

IFRS 9 Financial Instruments (2014) is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company intends to adopt IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 15 Revenue from Contracts with Customers is currently effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

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Pembina Pipeline Corporation

Controls and Procedures

Changes in internal control over financial reporting

Pembina's Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings." The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") have designed, with the assistance of Pembina employees, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with GAAP. Management, including the Company's President and CEO and CFO, evaluated the effectiveness of Pembina's disclosure controls and procedures as at June 30, 2015, as required by the Canadian securities regulatory authorities and by the SEC, and concluded that its disclosure controls and procedures are effective at a reasonable assurance level.

During the second quarter of 2015, there were no changes made to Pembina's ICFR that materially affected, or are reasonably likely to materially affect, its ICFR.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Pembina's Annual Information Form ("AIF") for the year ended December 31, 2014. Pembina's MD&A and AIF are available at www.pembina.com, in Canada under Pembina's company profile on www.sedar.com and in the U.S. under the Company's profile at www.sec.gov.

Selected Quarterly Operating Information

	2015 (unaudited)		2014 (unaudited)				2013 (unaudited)
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Average volume (mbpd unless stated otherwise)
Conventional Pipelines revenue volumes(1)	603	633	612	564	573	553	500	489
Oil Sands & Heavy Oil contracted capacity, end of period	880	880	880	880	880	880	880	880
Gas Services processing (mboe/d)(1)(2)	108	113	97	71	87	88	66	48
NGL sales volume	104	129	130	107	105	133	122	99
Total	1,695	1,755	1,719	1,622	1,645	1,654	1,568	1,516

(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Net to Pembina. Converted to mboe/d from MMcf/d at a 6:1 ratio.

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Pembina Pipeline Corporation

Selected Quarterly Financial Information

	2015		2014				2013
($ millions, except where noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	1,213	1,154	1,259	1,445	1,606	1,759	1,282	1,300
Operating expenses	96	109	117	98	91	95	101	87
Cost of goods sold, including product purchases	862	779	955	1,087	1,246	1,312	903	983
Realized (gain) loss on commodity-related derivative financial instruments	(4)	(18)	(8)	(4)		2	3	4
Operating margin(1)	259	284	195	264	269	350	275	226
Depreciation and amortization included in operations	55	54	62	51	51	52	42	47
Unrealized loss (gain) on commodity-related derivative financial instruments	4	2	(11)	(3)	4	(4)	(2)	2
Gross profit	200	228	144	216	214	302	235	177
EBITDA(1)	226	240	170	199	235	316	235	201
Cash flow from operating activities	209	120	196	188	155	261	208	94
Cash flow from operating activities per common share – basic (dollars) (1)	0.62	0.35	0.58	0.57	0.48	0.82	0.66	0.30
Adjusted cash flow from operating activities(1)	176	213	164	158	191	264	185	188
Adjusted cash flow from operating activities per common share – basic(1) (dollars)	0.51	0.63	0.49	0.48	0.59	0.83	0.59	0.61
Earnings for the period	43	120	84	75	77	147	95	72
Earnings per common share – basic (dollars)	0.09	0.32	0.22	0.20	0.21	0.44	0.29	0.22
Earnings per common share – diluted (dollars)	0.09	0.32	0.22	0.20	0.21	0.41	0.29	0.22
Common shares outstanding (millions):
Weighted average – basic	342	339	335	327	323	319	314	311
Weighted average – diluted	343	340	336	329	325	340	315	312
End of period	343	340	338	329	325	321	315	312
Common share dividends declared	154	148	146	143	140	134	132	129
Common share dividends declared per share (dollars)	0.450	0.435	0.435	0.435	0.430	0.420	0.420	0.415
Preferred share dividends declared	11	10	10	8	7	6	5

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

During the periods in the prior table, Pembina's results were impacted by the following factors and trends:

•	Increased oil production from customers operating in the Montney, Cardium and Deep Basin Cretaceous formations of west central Alberta, which resulted in increased service offerings, new connections and capacity expansions in these areas;
•	Increased liquids-rich natural gas production from producers in the WCSB (Deep Basin, Montney and emerging Duvernay Shale plays), which resulted in increased gas gathering and processing at the Company's Gas Services assets, additional associated NGL transported on its pipelines and expansion of its fractionation capacity;
•	New assets being placed into service and the addition of the Vantage pipeline;
•	An improved propane market in North America throughout the fourth quarter of 2013 and first half of 2014 and an overall significantly weaker commodity market (especially the weaker propane and butane market) during the latter part of 2014 and year-to-date in 2015;

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Pembina Pipeline Corporation

•	Increased common shares outstanding due to: the DRIP, debenture conversions, the acquisition of the Vantage pipeline and SEEP and the bought deal equity financing in the first quarter of 2013; and
•	Increased preferred shares due to additional preferred shares issued.

Additional Information

Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, AIFs (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

Non-GAAP and Additional GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP and additional GAAP measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP and additional GAAP measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these non-GAAP and additional GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

The intent of non-GAAP and additional GAAP measures is to provide additional useful information to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP and additional GAAP measures differently.

Investors should be cautioned that net revenue, EBITDA, adjusted cash flow from operating activities, cash flow from operating activities per common and diluted share, adjusted cash flow from operating activities per common and diluted share, operating margin and total enterprise value should not be construed as alternatives to earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance.

Net revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, particularly in the Midstream business, to aggregate revenue generated by each of the Company's businesses and to set comparable objectives.

	3 Months Ended June 30 (unaudited)			6 Months Ended June 30 (unaudited)
($ millions)	2015	2014	2015	2014
Revenue	1,213	1,606	2,367	3,365
Cost of goods sold, including product purchases	862	1,246	1,641	2,558
Net revenue	351	360	726	807

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Pembina Pipeline Corporation

Earnings before interest, taxes, depreciation and amortization ("EBITDA")

EBITDA is a non-GAAP measure and is calculated as results from operating activities plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact.

Management believes that EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities. EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes EBITDA to set objectives and as a key performance indicator of the Company's success.

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except per share amounts)	2015	2014	2015	2014
Results from operating activities	165	178	345	442
Share of (loss) profit from equity accounted investees (before tax, depreciation and amortization)	(1)			2
Depreciation and amortization	58	53	115	107
Unrealized loss on commodity-related derivative financial instruments	4	4	6
EBITDA	226	235	466	551
EBITDA per common share – basic (dollars)	0.66	0.72	1.37	1.71

Adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

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Pembina Pipeline Corporation

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except per share amounts)	2015	2014	2015	2014
Cash flow from operating activities	209	155	329	416
Add (deduct):
Change in non-cash operating working capital	(23)	57	9	34
Current tax expenses	(23)	(15)	(45)	(49)
Taxes paid	27	13	102	58
Accrued share-based payments	(4)	(12)	(13)	(21)
Share-based payment	1		28	30
Preferred share dividends declared	(11)	(7)	(21)	(13)
Adjusted cash flow from operating activities	176	191	389	455
Cash flow from operating activities per common share – basic (dollars)	0.62	0.48	0.97	1.30
Adjusted cash flow from operating activities per common share – basic (dollars)	0.51	0.59	1.14	1.42

Operating margin

Operating margin is an Additional GAAP measure which is defined as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments. Management believes that operating margin provides useful information to investors for assessing the financial performance of the Company's operations. Management utilizes operating margin in setting objectives and views it as a key performance indicator of the Company's success.

Reconciliation of operating margin to gross profit:

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions)	2015	2014	2015	2014
Revenue	1,213	1,606	2,367	3,365
Cost of sales (excluding depreciation and amortization included in operations)
Operating expenses	96	91	205	186
Cost of goods sold, including product purchases	862	1,246	1,641	2,558
Realized (gain) loss on commodity-related derivative financial instruments	(4)		(22)	2
Operating margin	259	269	543	619
Depreciation and amortization included in operations	55	51	109	103
Unrealized loss on commodity-related derivative financial instruments	4	4	6
Gross profit	200	214	428	516

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Pembina Pipeline Corporation

Total enterprise value

Total enterprise value is a non-GAAP measure which is calculated by aggregating the market value of common shares, preferred shares and convertible debentures at a specific date plus senior debt less cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of the Company and as an input to calculate financial ratios. Management utilizes total enterprise value to assess Pembina's growth.

(unaudited)
($ millions, except where noted)	As at August 4, 2015	As at June 30, 2015	As at June 30, 2014
Market capitalization of common shares	12,929	13,845	14,940
Market capitalization of preferred shares	911	973	655
Market capitalization of convertible debentures	531	584	777
Senior debt	3,167	3,167	1,967
Cash and cash equivalents	(110)	(204)	(287)
Total enterprise value	17,428	18,365	18,052

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Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing Pembina's securityholders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "believe", "plan", "intend", "target", "view", "maintain", "schedule", "objective", "strategy", "likely", "potential", "outlook", "goal", "would", and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements, including certain financial outlook, pertaining to the following:

•	the future levels of cash dividends that Pembina intends to pay to its shareholders, the dividend payment date;
•	planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and approvals, expected capacity, incremental volumes, in-service dates, rights, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of the Company's new projects on its future financial performance;
•	pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•	Pembina's strategy for payment of future abandonment costs;
•	increased throughput potential due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•	expected future cash flows and financial strength, future contractual obligations, future financing options, availability of capital to fund growth plans, operating obligations and dividends and the use of proceeds from financings;
•	processing, transportation, fractionation, storage and services commitments and contracts;
•	the impact of share price and discount rate on annual share-based incentive expense; and
•	the impact of the current commodity price environment on Pembina. Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements and financial outlook based on information currently available to Pembina. These factors and assumptions include, but are not limited to:
•	oil and gas industry exploration and development activity levels and the geographic region of such activity;
•	the success of Pembina's operations;
•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;
•	the availability of capital to fund future capital requirements relating to existing assets and projects;
•	expectations regarding participation in Pembina's DRIP and pension plan;
•	future operating costs;
•	oil and gas industry compensation levels;
•	geotechnical and integrity costs;
•	in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•	interest and tax rates;
•	prevailing regulatory, tax and environmental laws and regulations; and
•	the amount of future liabilities relating to environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	reliance on key relationships and agreements and the outcome of stakeholder engagement;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business;
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and
•	the other factors discussed under "Risk Factors" in Pembina's AIF for the year ended December 31, 2014. Pembina's MD&A and AIF are available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement. The purpose of the financial outlook contained herein is to give the reader an indication of the expected impact of current growth projects on Pembina's future financial performance. Readers should be aware that the financial outlook contained herein may not be appropriate for other purposes.

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